SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758865109

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758865109	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,588,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON* PN

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1

Based on 38,700,561 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at May 4, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No. 758865109	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 668,487[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 668,487[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,242[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 2,588,913 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 668,487 shares of Common Stock held by its investment advisory clients, 264,329 of which are held by an investment advisory client indirectly affiliated with Bryant Riley. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,700,561 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at May 4, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No. 758865109	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 668,487[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 668,487[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,242[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,588,913 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 668,487 shares of Common Stock owned by its investment advisory clients, 264,329 of which are held by an investment advisory client indirectly affiliated with Bryant Riley. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,700,561 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at May 4, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No. 758865109	13D	Page 5

Item 4.

Interest in Securities of the Issuer

Item 4 as previously filed is amended to add the following information:

On July 19, 2007, RIP and investment advisory clients of RIM sent, or Cede & Co. on behalf of such persons sent on their behalf, letters to the Issuer calling for a special meeting of the Issuer’s stockholders to: (1) to amend the Issuer’s bylaws to fix the number of directors at nine, (2) to amend the Issuer’s bylaws to allow stockholders to fill vacancies on the board created by increasing the size of the board or the removal of a director by the stockholders, (3) to elect John Ahn, Bob D’Agostino, Jared Davis and Joseph Patrick Hannan as directors of the Issuer to fill the vacancies on the board; and (4) to repeal any provisions or amendments to the Issuer’s bylaws adopted after the last version filed with Securities and Exchange Commission. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A. Certain other shareholders of the Issuer sent, or directed Cede & Co. to send, the same form of letter calling for a special meeting. Such shareholders (based on information they provided), RIP and investment advisory clients hold, in the aggregate, at least 20% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of shares of the Common Stock held by these other shareholders and disclaim the formation of a group with these other shareholders. The other shareholders have not committed to, and were not asked, to vote at the special meeting. The Reporting Persons did not solicit, and did not obtain, proxies with respect to the shares held by such other shareholders.

Each of the nominees have agreed to be nominated to the board and to serve if elected. To the Reporting Persons' knowledge, Jared Davis and John Ahn beneficially own 376,065 and 13,000 shares of Common Stock, respectively. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock held by the nominees.

On July 19, 2007, RIP also sent a letter to the Issuer requesting the ability to inspect its books and records to obtain a stockholder list and other related information for purposes of sending a notice and communicating with the Issuer’s stockholders with respect the special meeting.

The taking of the actions proposed by the Reporting Persons at the special meeting of Issuer’s stockholders described above would result in a change in the Issuer’s present board of directors and management.

CUSIP No. 758865109	13D	Page 6

Item 5.

Interest in Securities of the Issuer

See Item 4.

Item 5(c) as previously filed is amended to add the following information:

(c)

The following are transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days.

Master	Trade Date	Trans Code	Quantity	Price
	7/2/2007	BY	16,093	3.35
	7/3/2007	BY	9,977	3.35

Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
	7/2/2007	BY	1,691	3.35
	7/2/2007	BY	1,216	3.35
	7/3/2007	BY	754	3.35
	7/3/2007	BY	1,048	3.35
	7/19/2007	BY	5,164	3.3402

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter, dated July 19, 2007, to the Issuer calling for a special meeting of stockholders.

CUSIP No. 758865109	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley